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Phillip R. Mills
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4618 tel 212 701 5618 fax phillip.mills@davispolk.com

September 23, 2015

Re:	PartnerRe Ltd. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on September 15, 2015, File No. 001-14536

Suzanne Hayes

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Dear Ms. Hayes:

On behalf of PartnerRe Ltd. (“PartnerRe”), we hereby submit PartnerRe’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 22, 2015 with respect to the above-referenced Amendment No. 1 ( “Amendment No. 1”) to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

This letter is being filed with the Commission electronically today.

For the convenience of the Staff, the Staff’s comment is reproduced in bold and is followed by the response of PartnerRe. All defined terms in this letter have the same meaning as in Amendment No. 1, unless otherwise indicated.

General

1.

We note the response to prior comment 1 and continue to evaluate whether the alternate exchange offer should be presented as a separate proposal pursuant to Rule 14a-4(a)(3). The response appears to posit that, because the commencement of either exchange offer would not require approval of the preferred shareholders if implemented independently of the merger, the alternate exchange offer is not subject to the unbundling rule. As a preliminary matter, we note that the obligation to commence one or the other of the exchange offers, as set forth in Section 6.12 of the merger agreement, does not appear capable of being implemented independently of the merger. Rather, the obligation is specifically characterized as an inducement to the preferred shareholders to approve the merger. Please supplement your analysis to address whether, under Bermuda law, the merger agreement is required to specify what the preferred shareholders are to receive in connection with the merger. If so, it would appear that the alternate exchange offer

2	September 23, 2015

is subject to a vote of the preferred shareholders and should be set forth as a separate proposal. Please also distinguish this arrangement from a merger proposal providing security holders with consideration in the form of either a fixed amount of cash or a fixed number of shares of acquiror stock, with the actual consideration being determined with reference to events outside the control of the security holders, which arrangement would require unbundling.

Response:

PartnerRe has considered Rule 14a-4(a)(3) of Regulation 14A, the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context) (the “SEC 2004 Guidance”), Section 101 of the Commission’s Compliance and Disclosure Interpretations Relating to Unbundling Under Rule 14a-4(a)(3) Generally, dated September 14, 2014, the Staff’s practice in prior transactions (see, e.g., Response Letter to SEC Comments, Sanchez Production Partners LLC, dated December 10, 2014 (the “Sanchez Response Letter”) and Response Letter to SEC Comments, Alexander & Baldwin Holdings, Inc., dated April 4, 2012) and the September 22, 2015 telephone call between representatives of the Staff, counsel to PartnerRe and counsel to EXOR.

PartnerRe continues to believe that the unbundling of Proposal 2 is not warranted under the given circumstances because, as discussed below in further detail, (i) the merger consideration payable to preferred shareholders of PartnerRe in connection with the merger, as set forth in the statutory merger agreement attached to the Proxy Statement as Annex A-1, does not include the exchange offer or the alternate exchange offer and (ii) under applicable Bermuda law and its governing documents, PartnerRe does not require approval by its shareholders to (A) enter into a contractual commitment to undertake the exchange offer or the alternate exchange offer or (B) consummate the exchange offer or the alternate exchange offer.

Proposal 2 asks all PartnerRe shareholders to approve and adopt the merger agreement, the statutory merger agreement and the merger. Under Section 105 of the Bermuda Companies Act of 1981, the statutory merger agreement is the instrument that sets out the terms of the merger. As Section 7.1(f) of the statutory merger agreement makes clear, each PartnerRe preferred share issued and outstanding as of the effective time shall remain outstanding as preferred shares of the surviving company and shall be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the respective certificate of designation, preferences and rights of such PartnerRe preferred shares. The statutory merger agreement does not reference the exchange offer or the alternate exchange offer.

Separately, and contingent on the consummation of the merger, PartnerRe has contractually committed to cause the surviving company to launch the exchange offer if a ruling is obtained prior to the closing date of the merger or, alternatively, to launch the alternate exchange offer if a ruling is not obtained prior to the closing date of the merger. None of applicable Bermuda law, securities exchange listing standards and the certificates of designations of preferred shares require the approval by PartnerRe’s shareholders to enter into a contractual commitment to undertake the exchange offer or the alternate exchange offer. Likewise, PartnerRe does not require approval by its shareholders to consummate the exchange offer or the alternate exchange offer. In light of the SEC 2004 Guidance, which recommends unbundling of proposals where “state law, securities exchange listing standards, or the company’s charter or by-laws would require shareholder approval of the proposed changes if they were presented on their own,” PartnerRe believes that unbundling of Proposal 2 is not warranted under the given circumstances, since neither the contractual commitment to undertake the exchange offer or the alternate exchange offer nor the consummation of either such exchange offer would require shareholder approval if they were presented on their own.

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The 2004 SEC Guidance goes on to provide additional support for the position that unbundling of a proposal is not required where a matter is not required to be approved by shareholders. Giving the example of shareholder rights plans as context, the 2004 SEC Guidance states:

“Shareholder rights plans adopted in connection with a merger, acquisition or similar transaction generally would not be required to be unbundled because shareholder approval of such plans generally is not required. Further, the form of merger consideration would not have to be set out as a separate proposal. For example, if a non-voting class of securities is to be issued in the merger it would not constitute a separate proposal if that class of securities is part of the consideration to be issued in the merger. Similarly, to the extent the merger proposal includes other potential forms of consideration, such as break-up fees, each such potential form of consideration would not need to be presented separately.”

The Staff’s practice in prior transactions further supports the position described above.

In comment 10 to the Sanchez Response Letter, the Staff requested that the registrant provide an analysis as to the necessity of unbundling any material changes to the registrant’s organizational documents. In response, the registrant cited the 2004 SEC Guidance as support for the proposition that since amendment of the registrant’s operating agreement did not require member approval, it was not necessary to unbundle any such amendments to the registrant’s operating agreement. Subsequent to the Sanchez Response Letter, the Staff did not have any further comments relating to the unbundling of the proposed amendments to the registrant’s operating agreement. PartnerRe similarly believes that the Commission’s guidance provided in the 2004 SEC Guidance supports the position that Proposal 2 should not be unbundled and this position has been borne out by the Staff’s practice in prior transactions, as evidenced by the Sanchez Response Letter.

For the reasons set forth above, PartnerRe believes that the unbundling of Proposal 2 is not required.

**************

PartnerRe has authorized us to confirm on its behalf that:

•	PartnerRe is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	PartnerRe acknowledges that it is the Staff position that PartnerRe may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned at (212) 450-4618 should you require further information or have any questions.

Sincerely,

/s/ Phillip R. Mills

Phillip R. Mills

cc:	Jean-Paul Montupet
Chairman of the Board of Directors
PartnerRe Ltd.

cc:	Marc Wetherhill
Chief Legal Counsel
PartnerRe Ltd.